WELLS FARGO FINANCIAL, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit (12)

	Nine Months Ended September 30, 2001	Years Ended December 31,
		(Thousands of Dollars)

		2000	1999	1998	1997	1996

Net income	$197,149	$241,054	$265,361	$238,604	$269,450	$276,331

Add:

Fixed charges:

Interest including amortization of debt expense	539,761	639,444	520,063	485,784	401,736	372,859

One-third of rentals*	9,950	12,844	13,974	13,406	12,107	10,748

Total fixed charges	549,711	652,288	534,037	499,190	413,843	383,607

Provision for income taxes	117,301	138,834	149,190	121,668	144,082	148,096

Total net earnings, fixed charges and income taxes - “Earnings”	$864,161	$1,032,176	$948,588	$859,462	$827,375	$808,034

Ratio of earnings to fixed charges	1.57	1.58	1.78	1.72	2.00	2.11

*              One-third of rentals is deemed representative of the interest factor.